UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                               United Foods, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                        Class A and Class B Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   910365 30 3
                                   910365 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               James I. Tankersley
                               Ten Pictsweet Drive
                           Bells, Tennessee 38006-0119
                                 (901) 422-7600
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 16, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                       (Continued on following page(s))
                               Page 1 of 18 Pages
                            Exhibit Index:  Page 16

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              James I. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                         1,221,328 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH
REPORTING                              9              SOLE DISPOSITIVE POWER
PERSON                                            1,221,328 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                         1,221,328 Class A Common Stock. These shares represent
                        Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          31.8% Class A Common Stock


14       TYPE OF REPORTING PERSON
                       IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              James I. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                                       7                   SOLE VOTING POWER
NUMBER OF                                         1,221,328 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                            1,221,328 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                   1,221,328 Class B Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                29.1% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                 SCHEDULE 13D
CUSIP No. 910365 303                                          Page 2 of 13 Pages
910365 10 5


1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Daniel B. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3        SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                     /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                    712,176 Class A Common Stock.
SHARES                                       312,783 of these shares represent
BENEFICIALLY                                 Class B Common Stock of the Company
OWNED BY                                      which is convertible into Class A
EACH REPORTING                                Common Stock on a one for one
PERSON                                        basis.
WITH
                                       8                 SHARED VOTING POWER

                                       9              SOLE DISPOSITIVE POWER
                                              712,176 Class A Common Stock.
                                              312,783 of these shares represent
                                              Class B Common Stock of the
                                              Company which is convertible into
                                              Class A Common Stock on a one for
                                              one basis.

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,176 Class A Common Stock. 312,783 of these shares represent Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.3% Class A Common Stock


14       TYPE OF REPORTING PERSON

               IN

                                 SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5

1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Daniel B. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /

3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                   /  /



      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
                                                    312,783 Class B Common Stock
NUMBER OF
SHARES                                 8                 SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON                       9              SOLE DISPOSITIVE POWER
WITH                                                312,783 Class B Common Stock

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               312,783 Class B Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.5% Class B Common Stock


14       TYPE OF REPORTING PERSON

               IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Darla T. Darnall


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

               USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class A Common  Stock.  These  shares  represent
                        Class  B  Common  Stock  of  the  Company   which  is
                        convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                           IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Darla T. Darnall


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                    SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                      440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Kelle T. Northern


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        440,871  Class A Common  Stock.  These shares  represent
                       Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                          IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Kelle T. Northern


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                      IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             James W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        440,871  Class A Common  Stock.  These shares  represent
                       Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   14.4% Class A Common Stock


14       TYPE OF REPORTING PERSON
                                    IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             James W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                                       7                   SOLE VOTING POWER
NUMBER OF                                           440,871 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                              440,871 Class B Common Stock
WITH

                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        440,871 Class B Common Stock.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   10.5% Class B Common Stock


14       TYPE OF REPORTING PERSON
                         IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Edna W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                             9,474 Class A Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                                9,474 Class A Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        9,474 Class A Common Stock. These shares represent Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               *


14       TYPE OF REPORTING PERSON
                        IN

                                  SCHEDULE 13D
CUSIP No. 910365 303
910365 10 5



1       NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Edna W. Tankersley


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) /  /
                                                                   (b) /  /


3       SEC USE ONLY


4       SOURCE OF FUNDS
              00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /



6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA


                                       7                   SOLE VOTING POWER
NUMBER OF                                             9,474 Class B Common Stock
SHARES
BENEFICIALLY                           8                 SHARED VOTING POWER
OWNED BY
EACH REPORTING                         9              SOLE DISPOSITIVE POWER
PERSON                                                9,474 Class B Common Stock
WITH
                                       10           SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                        9,474 Class B Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                    /  /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 *

14       TYPE OF REPORTING PERSON
                       IN

ITEM 1.  SECURITY AND ISSUER.

              No change.

ITEM 2.  IDENTITY AND BACKGROUND.

              No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

              No change.

ITEM 4.  PURPOSE OF TRANSACTION.

     On July 23, 1998, James I. Tankersley, Darla T. Darnall, Kelle T. Northern, James W. Tankersley and Edna W. Tankersley (the "Tankersley Family") and Daniel
B. Tankersley executed a joint filing agreement (the "Joint Filing Agreement") authorizing James I. Tankersley to file on behalf of each of them any and all amendments to that certain Schedule 13D with respect to the Company's common stock. On September 16, 1998, the Tankersley Family, acting in concert, made a proposal to the Board of Directors of the Company to acquire all of the outstanding shares of the Common Stock not currently owned by the Tankersley Family at a cash per share price of $3.00 (the "Proposed Transaction"). On
September 23, 1998, the members of the Tankersley Family and Daniel B. Tankersley executed a Termination and Joint Filing Agreement terminating the Joint Filing Agreement and authorizing this amendment to Schedule 13D/A (Amendment No. 7).

     The Tankersley Family and Daniel B. Tankersley, respectively, intend to file separate Schedule 13Ds and to describe therein any plans or proposals such respective reporting persons may have which related to or would result in:

     (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company;
(d) a change in the present Board of Directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

              No change.

ITEM 6.  CONTRACTS, ETC. WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 23, 1998, the members of the Tankersley Family and Daniel B. Tankersley executed a Termination and Joint Filing Agreements terminating the Joint Filing Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

1.      Joint Filing Agreement dated July 23, 1998.*

2.       Termination and Joint Filing Agreement dated September 23, 1998.

*Previously filed as an exhibit to Schedule 13D/A (Amendment No. 6) dated July 23, 1998.

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 25th day of September, 1998.



                                                   /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley

                                                   /s/            *
                                                   ----------------------------
                                                   Darla T. Darnall

                                                   /s/            *
                                                   ----------------------------
                                                   Kelle T. Northern

                                                   /s/            *
                                                   ----------------------------
                                                   James W. Tankersley

                                                   /s/            *
                                                   ----------------------------
                                                   Daniel B. Tankersley

                                                   /s/            *
                                                   ----------------------------
                                                   Edna W. Tankersley

                                                  *By: /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley,
                                                   pursuant to the Joint
                                                   Termination and Filing
                                                   Agreement dated
                                                   September 23, 1998

                                 Exhibit Index



              Description
              -----------

1. Joint Filing Agreement dated July 23, 1998 (incorporated by reference to Schedule 13D/A (Amendment No. 6) dated July 23, 1998).

2.         Termination and Joint Filing Agreement dated September 23, 1998.

                                    EXHIBIT 2

                     TERMINATION AND JOINT FILING AGREEMENT


     THIS TERMINATION AND JOINT FILING AGREEMENT ("this Agreement") is entered into as of September 23, 1998, by and among the parties set forth on the schedule attached hereto as Exhibit A (the "Filing Parties").

     WHEREAS, the Filing Parties entered into that certain Joint Filing Agreement, dated of July 23, 1998 (the "Joint Filing Agreement"), pursuant to which the Filing Parties authorized James I. Tankersley to file on such person's behalf any and all amendments to that certain Schedule 13D (the "Schedule 13D") with respect to the Class A and Class B Common Stock of United Foods, Inc., a Delaware corporation (the "Company");

     WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Filing Parties filed an amendment to the
Schedule 13D with the Securities and Exchange Commission (the "Commission") in connection with the execution and delivery of the Joint Filing Agreement;

     WHEREAS, the Filing Parties desire to terminate the Joint Filing Agreement and to file an amendment to the Schedule 13D with the Commission to report the termination of the Joint Filing Agreement; and

     WHEREAS, pursuant to Rule 13d-1(f) promulgated by the Commission under the Exchange Act, the Filing Parties desire to enter into this Agreement to evidence their agreement to file jointly an amendment to the Schedule 13D with the Commission with respect to the termination of the Joint Filing Agreement.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the Filing Parties agree as follows:

     1. The Filing Parties hereby agree that the Joint Filing Agreement shall be terminated and of no further force and effect upon the execution and delivery of this Agreement by all of the Filing Parties.

     2. The Filing Parties hereby agree to cooperate in the preparation and filing with the Commission of an amendment to the Schedule 13D to report jointly the termination of the Joint Filing Agreement as evidenced by the execution and delivery of this Agreement, and hereby authorize Mr. James I. Tankersley to execute and file such amendment on behalf of all parties hereto.

     3. The Filing Parties hereby agree to permit the attachment of this Agreement as an exhibit to the amendment to the Schedule 13D to evidence the agreement of such Filing Parties that such amendment to the Schedule 13D is being filed on behalf of all of the Filing Parties.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written.


                                        -------------------------
                                        James I. Tankersley


                                        -------------------------
                                        Daniel B. Tankersley


                                        -------------------------
                                        Darla T. Darnall


                                        -------------------------
                                        Kelle T. Northern


                                        -------------------------
                                        James W. Tankersley


                                        -------------------------
                                        Edna W. Tankersley

                                    EXHIBIT A

                               SCHEDULE OF PARTIES



James I. Tankersley


Daniel B. Tankersley


Darla T. Darnall


Kelle T. Northern


James W. Tankersley


Edna W. Tankersley